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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
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                                    SCHEDULE 14D-1
                 Tender Offer Statement Pursuant to Section 14(d)(1)
                        of the Securities Exchange Act of 1934
                                  (AMENDMENT NO. 1)
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             BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED PARTNERSHIP
                              (Name of Subject Company)


                         OLDHAM INSTITUTIONAL TAX CREDITS LLC
                                       (Bidder)


                                        UNITS
                            (Title of Class of Securities)

                                       10065E100
                        (CUSIP Number of Class of Securities)

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                              Michael H. Gladstone, Esq.
                        c/o Boston Financial Securities, Inc.
                                   101 Arch Street
                                  Boston, MA  02110
                                    (617) 439-3911

                                      Copies to:

                                Joseph T. Brady, Esq.
                                   Peabody & Brown
                                  101 Federal Street
                                  Boston, MA  02110
                                    (617) 345-1000

                        (Name, Address and Telephone Number of
                       Person Authorized to Receive Notices and
                         Communications on Behalf of Bidder)

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                              Calculation of Filing Fee
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         Transaction                                    Amount of
         Valuation*                                    Filing Fee

          $8,030,000                                      $1,606

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    *For purposes of calculating the filing fee only.  This amount assumes the purchase of 9,125 Units of limited partnership interests ("Units") of the subject company for $880.00 per Unit in cash.

    { x}      Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:                $1,460
Form or Registration No.               Schedule 14D-1
Filing party:                          Oldham Institutional Tax Credits L.L.C.
Date  Filed:                           July 24, 1997
Cusip No.: 10065E100           14D-1

        ----------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         OLDHAM INSTITUTIONAL TAX CREDITS LLC
        ----------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                       (a)  { }
                                       (b)  {X}
        ----------------------------------------------------------------------
3.  SEC Use Only

        ----------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

    AF; BK
        ----------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(e) or 2(f)
                                             { }
        ----------------------------------------------------------------------
6.  Citizenship or Place of Organization

                                        Page 2
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    Massachusetts

        ----------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person

    The Reporting Person does not own any Units. However, the Reporting Person is an affiliate of Arch Street VIII, Inc., the general partner of Arch Street VIII Limited Partnership, which is the general partner of the Subject Company. Arch Street VIII, Inc. acquired a fractional Unit in the Subject Company in 1993 as the initial limited partner of the Subject Company in connection with the Subject Company's original formation.
        ----------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)
                                                 { }

        ----------------------------------------------------------------------
 9. Percent of Class Represented by Amount in Row (7)

    Less than 1%.
        ----------------------------------------------------------------------

 10.     Type of Reporting Person (See Instructions)

    OO

  Cusip No.:  10065E100          14D-1

        ----------------------------------------------------------------------
 1. Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         WEST CEDAR MANAGING, INC.
        ----------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                       (a)  { }
                                       (b)  {X}

        ----------------------------------------------------------------------
 3. SEC Use Only

        ----------------------------------------------------------------------
 4. Sources of Funds (See Instructions)

    AF; BK
        ----------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(e) or 2(f)

                                        Page 3
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                                             { }
        ----------------------------------------------------------------------
 6. Citizenship or Place of Organization

    Massachusetts

        ----------------------------------------------------------------------
 7. Aggregate Amount Beneficially Owned by Each Reporting Person

    The Reporting Person does not own any Units. However, the Reporting Person is an affiliate of Arch Street VIII, Inc., the general partner of Arch Street VIII Limited Partnership, which is the general partner of the Subject Company. Arch Street VIII, Inc. acquired a fractional Unit in the Subject Company in 1993 as the initial limited partner of the Subject Company in connection with the Subject Company's original formation.

        ----------------------------------------------------------------------
 8. Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)
                                             { }

        ----------------------------------------------------------------------
 9. Percent of Class Represented by Amount in Row (7)

    Less than 1%.
        ----------------------------------------------------------------------
 10.     Type of Reporting Person (See Instructions)

    CO

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                          AMENDMENT NO. 1 TO SCHEDULE 14D-1

    This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on July 24, 1997 by Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company ("the Purchaser"), relating to the tender offer by the Purchaser to purchase up to 9,125 issued and outstanding Units of limited partnership interests ("Limited Partnership Interests") in Boston Financial Tax Credit Fund VIII, A Limited Partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 1.  Security and Subject Company.

    Item 1(b) is hereby supplemented and amended as follows:

    The information set forth in the Introduction to the Supplement to the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(4) (the "Supplement"), is incorporated herein in its entirety by reference.

Item 3.  Past Contacts, Transactions or Negotiations With the Subject Company.

    Item 3(b) is hereby supplemented and amended as follows:

    The information set forth in Section 11 ("Background of the Offer") of the Supplement is incorporated herein in its entirety by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

    Item 4(a) is hereby amended as follows:

    The information set forth in Section 12 ("Source of Funds") of the Supplement is incorporated herein in its entirety by reference.

Item 10. Additional Information.

    Item 10(f) is hereby supplemented and amended as follows:

    The information set forth in the Supplement is incorporated herein in its entirety by reference.

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Item 11. Material to be Filed as Exhibits.

    (a)(4)    Supplement to Offer to Purchase dated August 18, 1997.

    (a)(5)    Letter of Transmittal with respect to Supplement.

    (a)(6) Cover Letter, dated August 18, 1997, from Oldham Institutional Tax Credits LLC to the Limited Partners.

    (a)(7)    Press Release dated August 18, 1997.

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                                      SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 18, 1997


                                  OLDHAM INSTITUTIONAL TAX CREDITS LLC

                                  By:  West Cedar Managing Inc., its
                                       managing member

                                       By:  /s/ Jenny Netzer_______
                                            Name:     Jenny Netzer
                                            Title: President



                                  WEST CEDAR MANAGING, INC.


                                  By:  /s/ Jenny Netzer________
                                       Name:     Jenny Netzer
                                       Title: President

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